Exhibit 21

VOICE MOBILITY INTERNATIONAL INC.

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation or Organization	Percentage Share Ownership
Voice Mobility Inc.	Canada	100%
Voice Mobility Canada Limited	Canada	100%
VM Sub Limited	Canada	100%
Voice Mobility (US) Inc.	Nevada	100%

CW1125654.1